CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

March 26, 2007

07022597

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 1 2007
WASH. D.C.
200

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached a copy of a News Release that has been electronically filed with the Canadian Securities commission.

Date of Filing	Document	Document Dated
March 26, 2007	News Release – CV Technologies Provides Second Quarter Financial Update	March 26, 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Jane Tulloch

PROCESSED
APR 2 3 2007 E
THOMSON
FINANCIAL

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

dlw 4/19

Proudly Canadian

cbp CERTIFIED
ChemBioPrint

CV TECHNOLOGIES INC.

News Release

CV TECHNOLOGIES PROVIDES SECOND QUARTER FINANCIAL UPDATE

For Release: March 26, 2007, 6:00am MT

Edmonton, AB. CV Technologies Inc. (CVQ:TSX) today announced that based on current information, the Company anticipates net sales for the first six months of its fiscal year ending March 31, 2007 to be the same as or less than $29.9 million for the same period a year earlier. The Company anticipates net sales for Canada for the second quarter to be less than the $10.9 million reported for the same period a year earlier. Contributing factors in Canada include an unseasonably warm winter and a late and light cold and flu season. Sales in the overall cold and flu product category have been soft this year.

While reported U.S. sales in the fourth quarter of 2006 and the first quarter of 2007 were $8.6 million, this primarily represented sales to retailers for stocking their shelves. The actual sell through to consumers has been disappointing and is estimated to be $1.5 - $2.5 million for the first six months of 2007. Slow U.S. sales will likely result in rebalancing of seasonal inventory by some retailers. Significant rebalancing and product returns could have a serious impact on the Company's cash position and working capital. The anticipated second quarter loss is dependant upon the degree and extent of possible returns.

The Company's strategy to deal with the risk and manage the current situation is to:

1. Minimize the risk of returns by working with the Company's U.S. retail partners to better focus marketing and public relations expenditures to specific consumer segments. Recently completed consumer research will assist with a more efficient, targeted marketing campaign to reach those consumer groups most likely to purchase COLD-fX®. This program will allow the Company to identify and segment new users based on a strategy of creating trial and brand building with a strong, scientific foundation.

2. Implement immediate reductions in expenditures in the U.S. and Canada to trim manufacturing and operating expenses to better align them with anticipated sales and to improve earnings. The Company is also limiting manufacturing to permit a reduction in inventory.

3. Actively seek a strategic business partner to help cultivate the U.S. business. A partner could assist with marketing, distribution, regulatory affairs and cost sharing including a possible Phase III clinical trial required for over the counter (OTC) drug status for COLD-fX.

4. Increase focus and efforts to grow the Canadian market with the benefit of the recent Health Canada approval of a comprehensive treatment claim that COLD-fX helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system. This authorization makes available additional marketing opportunities and initiatives. New consumer research will also result in more targeted campaigns among a wider range of health conscious consumers and their influencers.

5. Expedite plans in Canada to launch new product extensions for COLD-fX later this year to build on the Company's leadership position.

6. Recruit and hire a Chief Operating Officer to implement the strategic plan and manage day-to-day operations as part of the corporate reorganization announced earlier.

This action plan is designed to facilitate a return to profitability and improve the cash position of the Company as soon as possible. The Company will continue to evaluate appropriate financing alternatives including debt and equity to compensate for cash used in operations. CV Technologies anticipates reporting its 2007 second quarter results in early May.

"Brand building takes time, patience and a significant and targeted investment in marketing." says Dr. Jacqueline Shan, president, CEO and Chief Scientific Officer of CV Technologies Inc. She adds, "We underestimated the effect our compliance with U.S. marketing regulations of dietary supplements would have on our sales and bottom line in the face of significant competitor non-compliance. Our new, more targeted marketing strategy in the U.S. will take advantage of our strong scientific foundation by also focusing on medical channels to communicate directly with doctors and other health care professionals about the benefits of COLD-fX.

Management's attention has been divided between both countries but the recent restructuring dedicates the proper resources to each country. We will continue to build the Company on a position of strength in Canada and we anticipate our new strategic initiatives will place the Company back on a strong financial footing."

COLD-fX is ranked as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006).

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold infections in Canada. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:
Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:
Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
780 577-3724
jane.tulloch@cvtechnologies.com
www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the level of product rebalancing by U.S. retailers, the success of new corporate initiatives, clinical trial results and associated regulatory clearances. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure.

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